UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 000-56146

Ehave, Inc.
(Translation of Registrant’s Name Into English)

100 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers

On May 23, 2024, James Cardwell resigned as Ehave Inc.’s chief financial officer. Mr. Cardwell did not have any disputes with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ehave, Inc.

June 3, 2024	By:	/s/ Ben Kaplan
Ben Kaplan
CEO